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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                           BOWLIN TRAVEL CENTERS, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   10259P101
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                                 (CUSIP Number)

                                 Jonathan Brooks
                      1999 Avenue of the Stars, Suite 2040
                              Los Angeles, CA 90067
                                  310-286-2929
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 6, 2002
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.140.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 4 pages

                                  SCHEDULE 13D

CUSIP No. 206156-10-1                                          Page 2 of 4 Pages
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  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JONATHAN BROOKS
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*

       PF
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  5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(c)                                        |_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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    NUMBER OF       7   SOLE VOTING POWER

     SHARES             535,200
                    ------------------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER

  OWNED BY EACH     ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
    REPORTING
                        535,200
   PERSON WITH      ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       535,200
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.68%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 4 pages


Item  1. Security and Issuer.

      This statement relates to the common stock, $.001 par value each ("Common Stock") of Bowlin Travel Centers, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 150 Louisiana NE, Albuquerque, New Mexico 87108.

Item  2. Identity and Background.

            (a)   The name of the Reporting Person is Jonathan Brooks.

            (b) The business address of the Reporting Person is 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

            (c) The Reporting Person's principal occupation is a Private Investor. The Reporting Person conducts his business at 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

            (d)   Not Applicable.

            (e)   Not Applicable.

            (f) The Reporting Person is a citizen of the United States of America.

Item  3. Source and Amount of Funds or Other Consideration.

            The Reporting Person used his own funds in purchasing the additional 42,000 shares of the Common Stock of the Issuer since he last reported his ownership on Amended Schedule 13D, dated October 15, 2001. The aggregate purchase price for the securities was $56,965.50, exclusive of any brokerage commissions or fees.

Item  4. Purpose of Transaction.

            On March 6, 2002, the Reporting Person delivered a letter to the President of the Issuer indicating a willingness to make an all cash offer of $1.75 per share for all of the outstanding shares of the Common Stock of the Issuer, subject to customary conditions, consent of the Issuer's primary lender and due diligence. A copy of the letter is attached hereto as Exhibit "A."

                                                               Page 4 of 4 pages


Item  5. Interest in Securities of the Issuer.

            (a) The Reporting Person directly beneficially owns shares of the Common Stock representing 11.68% of the issued and outstanding shares of Common Stock of the Issuer.

            (b) The Reporting Person has the sole power to vote all of the 535,200 shares of the Common Stock of the Issuer currently owned by him.

            (c) The Reporting Person did not acquire any of the 42,000 shares of the Common Stock during the past 60 days.

            (d)   Not Applicable.

            (e)   Not Applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not Applicable.

Item  7. Material to be Filed as Exhibits.

            Attached hereto as Exhibit "A" is a copy of the letter to be delivered to the Issuer in connection with the possible offer to purchase all of the shares of the Common Stock of the Issuer.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 6, 2002


                                          /s/ Jonathan Brooks
                                          --------------------------------------
                                          Jonathan Brooks

                                                 Jonathan Brooks
                                                 1999 Avenue of the Stars, #2040
                                                 Los Angeles, CA  90067
                                                 310-286-2929 Phone
                                                 310-286-6662 Facsimile


                                                 March 5, 2002

Bowlin Travel Centers
150 Louisiana N.E.
Albuquerque, NM  87108
Attn: Michael Bowlin
Via Facsimile & Via Federal Express

                                                                     EXHIBIT "A"

Dear Michael,

           As you know, I am the largest outside shareholder of Bowlin, currently owning 535,200 shares or approximately 11.5% of the company. A year has passed since the sale of the media business and the stock continues to languish at approximately 70% of book value and an even greater discount to my estimate of fair value. The company's balance sheet remains overly liquid. Given these circumstances, I am prepared to make an all cash offer of $1.75 per share for all outstanding shares. This price represents a 30% premium to the most recent bid price for the stock. The offer would be subject to customary conditions, including obtaining consent of your primary lender, although I expect to be able to complete due diligence in a relatively short period of time. In addition, the offer will not be subject to any financing contingencies. I may also be willing to raise the offer price subject to the outcome of the due diligence process. I hope to be able to discuss this offer with you and the Board in the near future.

                                   Warm regards,

                                   /s/ Jonathan Brooks
                                   Jon Brooks